Date    16 May 2001
Number  46/01

BHP ANNOUNCES EXTENSION TO ALL CASH BID FOR
DIA MET MINERALS LTD

BHP Limited (BHP) today announced that it would be extending the deposit period for its offers to purchase all of the outstanding Class A subordinate voting shares (Class A Shares) and Class B multiple voting shares (Class B Shares) of Dia Met Minerals Ltd. (Dia Met) for C$21.00 cash per share.

The deposit period under the offers will be extended from 6:00 p.m.
(Pacific Standard Time) on 18 May, 2001 to 6:00 p.m. (Pacific Standard Time) on 20 June, 2001.

The deposit period for the offers is being extended solely as a result of the notification procedure under the competition law of Belgium, where a significant portion of the world's rough diamonds are traded. The offers are subject to the approval of the Belgian competition authorities, comprised of a Competition Service and a Competition Council.

BHP and Dia Met filed a notification with the Belgian competition authorities with respect to the offers on 3 May, 2001. Under Belgian law, the competition authorities have a maximum period of 45 days to review the matter.

Following a standard investigation to be conducted by the Competition Service, the Competition Council will decide whether to approve the notified transaction. If the Competition Council does not render a decision within the 45-day period, the matter is deemed to be approved.

The Competition Council recently completed a strike that lasted for several weeks. As a result of the backlog of work now faced by the Competition Council, BHP may have to wait until the expiry of the full 45-day period.

BHP understands that under such a scenario, the notified transaction will be deemed to be approved only on 20 June, 2001. Accordingly, the deposit period under the offers is being extended to 6:00 p.m. (Pacific Standard Time) on 20 June, 2001.

BHP has received an Advance Ruling Certificate from the Canadian Competition Bureau and requires no further regulatory approvals under either the Competition Act (Canada) or the Investment Canada Act in respect of its offers for Dia Met. BHP is not aware of any other required regulatory approvals in respect of the offers.

A notice of extension and variation of the offers will be mailed to Dia Met shareholders shortly. The offers are not being varied in any other respect. The lock-up agreement between BHP and Mrs. Marlene Fipke and Mr. David Mackenzie, who together own 22% of the Class A Shares and 39% of the Class B Shares, remains in effect.

Dia Met is a publicly traded Canadian mineral exploration and development company with a primary focus on diamonds. The company's principal asset is a 29 per cent joint venture interest in the Ekati Diamond Mine", Canada's first commercial diamond mine.

BHP is the operator of the Ekati Diamond Mine (TM) and owns a 51 per cent joint venture interest. Mr. Charles Fipke and Mr. Stewart Blusson own 10 per cent of the joint venture respectively.

Further information can be found on our Internet site: http://www.bhp.com

Contact:

MEDIA RELATIONS

Mandy Frostick
Manager Media Relations
Ph:  61 3 9609 4157
Mob: 61 419 546 245

Graham Nicholls
Vice President External Affairs
BHP Diamonds
Ph:  1 604 605 8666 ext 241
Mob: 1 604 818 0997

INVESTOR RELATIONS

Andrew Nairn
Senior Business Analyst
Ph:  61 3 9609 3952
Mob: 61 408 313 259

Francis McAllister
Vice President Investor Relations
Houston (North America)
Tel: 1 713 961 8625